UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bellicum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

079481404

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 21, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079481404	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,365,472
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,365,472
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,365,472
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 9,716,931 shares of common stock (“Common Stock”) of Bellicum Pharmaceuticals, Inc. (the “Issuer”) outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023, plus 2,116,349 shares of Common Stock issued upon the exercise of Prefunded $0.0001 Warrants (as defined in Item 4).

CUSIP No. 079481404	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,365,472
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,365,472
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,365,472
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 9,716,931 shares of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, plus 2,116,349 shares of Common Stock issued upon the exercise of Prefunded $0.0001 Warrants (as defined in Item 4).

CUSIP No. 079481404	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,365,472
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,365,472
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,365,472
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 9,716,931 shares of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, plus 2,116,349 shares of Common Stock issued upon the exercise of Prefunded $0.0001 Warrants (as defined in Item 4).

CUSIP No. 079481404	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,365,472
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,365,472
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,365,472
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 9,716,931 shares of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, plus 2,116,349 shares of Common Stock issued upon the exercise of Prefunded $0.0001 Warrants (as defined in Item 4).

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

 Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein, by reference.

Item 4. Purpose of the Transaction.

The disclosure in Item 6 below is incorporated herein by reference.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On November 22, 2023, 667 and Life Sciences exercised prefunded warrants to acquire, respectively, 174,742 and 1,941,607 shares of Common Stock at an exercise price of $0.0001 per share with no expiration date (the “Prefunded $0.0001 Warrants”). 667 and Life Sciences paid the exercise price totaling $211.63 with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of warrants, conversion of preferred securities or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise or conversion of the Prefunded $0.0001 Warrants, the Prefunded $0.001 Warrants (as defined below), the 2025 Warrants (as defined below), the 2028 Warrants (as defined below), Series 1 Preferred (as defined below) and the Public Warrants (as defined below), respectively, subject to the limitations on exercise described below.

Name	Common Stock	Prefunded $0.0001 Warrant as converted to Common Stock	Prefunded $0.001 Warrant as converted to Common Stock	2025 Warrants as converted to Common Stock	2028 Warrants as converted to Common Stock	Series 1 Preferred as converted to Common Stock	Public Warrants as converted to Common Stock
667, L.P.	196,654	1,287,987	127,850	127,850	146,272	371,860	371,860
Baker Brothers Life Sciences, L.P.	2,168,818	14,217,844	1,531,902	1,531,902	1,615,945	4,108,140	4,108,140

The Prefunded $0.0001 Warrants are exercisable at any time at the option of the holder subject to a 19.99% beneficial ownership limitation described below. The Prefunded $0.0001 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding Common Stock after exercise (the "$0.0001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.0001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The warrants to acquire Common Stock at an exercise price of $0.001 per share with no expiration date (the “Prefunded $0.001 Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The Prefunded $0.001 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after exercise (the "$0.001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded $0.001 Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The warrants to acquire Common Stock at an exercise price of $6.50 per share expiring November 3, 2025 (the “2025 Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The 2025 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after exercise (the "2025 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the 2025 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the 2025 Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The warrants to acquire Common Stock at an exercise price of $1.69 per share expiring December 7, 2028 (the “2028 Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The 2028 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 19.99% of the outstanding Common Stock after exercise (the "2028 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the 2028 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the 2028 Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The Series 1 Redeemable Convertible Non-Voting Preferred Stock ("Series 1 Preferred”) of the Issuer are convertible at any time on a 1-for-10 basis without payment or further consideration into Common Stock, subject to a 4.99% beneficial ownership limitation described below. The Series 1 Preferred are only convertible to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after conversion (the "Series 1 Maximum Percentage"). By written notice to the Issuer, the holders or their affiliates may from time to time increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 19.99% specified in such notice; provided that (i) any increase from a limit set pursuant to this sentence or pursuant to a previous notice will not be effective until the sixty-first (61st) day after such notice (or subsequent notice) is delivered to the Issuer, and (ii) any such increase or decrease will apply only to the holders and their affiliates and not to any other holders of Series 1/2/3 Preferred Stock (as hereinafter defined) . As a result of this restriction, the number of shares that may be issued upon conversion of the Series 1 Preferred by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The warrants to acquire either Common Stock at an exercise price of $13.00 per share or Series 1 Preferred at an exercise price of $1,300 per share on a 1-for-1 basis expiring August 21, 2026 (the “Public Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The Public Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after exercise (the "Public Warrant Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Public Warrant Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Public Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

The disclosure in Item 4 is incorporated by reference herein.

On November 21, 2023, the Funds entered into a Waiver Agreement (the “Waiver Agreement”) with the Issuer, pursuant to which the Funds waived certain rights and agreed to certain covenants, as more fully detailed below. The Funds and the Issuer entered into the Waiver Agreement in connection with the entry by the Issuer into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with The University of Texas M. D. Anderson Cancer Center (the “Purchaser”) providing, among other things, for the purchase of substantially all assets of the Issuer by the Purchaser (the “Asset Sale”), upon the terms and subject to the conditions set forth in the Asset Purchase Agreement.

Pursuant to the Waiver Agreement, the Funds consented to and approved the Asset Sale, the dissolution of the Issuer pursuant to Section 275 of the Delaware General Corporation Law (the “DGCL”) (the “Dissolution”), and any and all other agreements entered into in connection with the Asset Sale or the Dissolution (collectively, the “Contemplated Transactions”). As a part of such consent, the Funds consented to the inclusion in the Asset Sale of the Issuer’s iMC switch technology and products including the iMC switch, pursuant to Section 6.10 of that Securities Purchase Agreement, dated as of August 16, 2019, by and between the Issuer, the Funds, and certain other investors. The Funds, on behalf of themselves and all holders (if any) of Series 1 Preferred Stock, Series 2 Redeemable Convertible Non-Voting Preferred Stock, and Series 3 Redeemable Convertible Non-Voting Preferred Stock of the Issuer (collectively, the “Series 1/2/3 Preferred Stock”), also elected that none of the Contemplated Transactions will be considered a Deemed Liquidation (as defined in the Certificate of Designations, Preferences and Rights of the Series 1/2/3 Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on August 19, 2019 (the “Certificate of Designations”)), and waived the 30-day notice requirement for providing written notice of such election to the Issuer as set forth in the Certificate of Designations.

Pursuant to the Waiver Agreement, the Funds, on behalf of themselves and all other holders of Series 1/2/3 Preferred Stock (collectively, the “Series 1/2/3 Preferred Holders”), also irrevocably waived: (a) the right to receive any portion of the proceeds from the Asset Sale (the “Asset Sale Proceeds”) as payment for all or any portion of the liquidation rights and preference expressed in the Certificate of Designations that otherwise would require the Issuer to set aside certain amounts of the Asset Sale Proceeds for Series 1/2/3 Preferred Holders in preference to holders of the Issuer’s Common Stock and/or warrants (however, the Waiver Agreement does not waive the right of the Series 1/2/3 Preferred Holders to any participating dividends with respect to any portion of the Asset Sale Proceeds that are distributed to the holders of Common Stock and/or the Issuer’s warrants); (b) the right to receive notices applicable to the Contemplated Transactions required by the DGCL, the Certificate of Designations, or the Issuer’s other organizational documents; (c) compliance by the Issuer with the protective provisions set forth in the Certificate of Designations, and the right of the Series 1/2/3 Preferred Holders to consent to or otherwise vote, with respect to the Contemplated Transactions, including any distribution of any Asset Sale Proceeds to the holders of the Issuer’s Common Stock and/or warrants (the “Junior Securities Asset Sale Distribution”); (d) subject to consummation of the Asset Sale, the right to elect any optional redemption of the Series 1/2/3 Preferred Stock and compliance by the Issuer with Section 7 of the Certificate of Designations; (e) any adjustment to the Conversion Price (as defined in the Certificate of Designations) in accordance with Section 6(d) of the Certificate of Designations in connection with the Contemplated Transactions; and (f) except as noted otherwise above or in the Waiver Agreement, all other rights that the Series 1/2/3 Preferred Holders may, shall or do have under the Certificate of Designations to the extent that those rights would prohibit, limit or otherwise affect the Junior Securities Asset Sale Distribution.

Pursuant to the Waiver Agreement, the Funds also waived certain of their rights, as more fully described below, with respect to their holdings in the Prefunded $0.0001 Warrants, 2028 Warrants, Prefunded $0.001 Warrants, 2025 Warrants, and Public Warrants (collectively, the “Warrants”). Pursuant to the Waiver Agreement, the Funds: (a) irrevocably waived notice provisions applicable to the Contemplated Transactions that are set forth in any of the Warrants; (b) agreed that, contingent upon the consummation of the Contemplated Transactions, each of the Warrants held by the Funds shall be terminated and cancelled and shall be converted into and represent solely the right to receive the warrant distributions (pursuant to which, if the Issuer shall declare or make any dividend or other distribution of its assets to holders of shares of Common Stock then the holder of the applicable Warrant shall be entitled to participate in such distribution to the same extent that such holder would have participated therein if such holder had held the number of shares of Common Stock acquirable upon complete exercise of such warrant) in accordance with Section 3(c) of the Prefunded $0.0001 Warrants, Section 2(c) of the 2028 Warrants, Section 3(c) of the Prefunded $0.001 Warrants, Section 2(c) of the 2025 Warrants, and Section 2(c) of the Public Warrants, as the case may be; (c) otherwise irrevocably waived all other rights under each of the Warrants and acknowledged that the Funds’ right to receive such warrant distributions, if and when payable or issuable following the consummation of the Contemplated Transactions, shall fully satisfy any and all of the Issuer’s obligations to the Funds pursuant and with respect to each of the Warrants; and (d) acknowledged and irrevocably waived any and all breaches and events of default that may have occurred under any of the Warrants.

Pursuant to the Waiver Agreement, the Funds also agreed that they will not: (a) bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, challenging the validity of or seeking to enjoin the operation of any provision of the Waiver Agreement or alleging that the approval of any Contemplated Transactions by the Board of Directors of the Issuer (the “Board”), breaches any fiduciary duty of the Board or any member thereof; (b) take any action that would reasonably be expected to have the effect of preventing or delaying the consummation of any of the Contemplated Transactions; or (c) sell, assign, dispose, hypothecate, pledge or otherwise transfer or encumber their holdings in the Series 1 Preferred Stock or the Warrants without the prior written consent of the Board.

The Waiver Agreement terminates automatically upon the termination of the Asset Purchase Agreement in accordance with its terms or by mutual consent of the parties to the Waiver Agreement.

The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the full text of the Waiver Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Waiver Agreement, dated November 21, 2023, by and among Bellicum Pharmaceuticals, Inc., Baker Brothers Life Sciences, L.P., and 667, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker